UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________________ to ______________________
Commission File No.: 0-22192
Performance Food Group Company
Employee Savings and Stock Ownership Plan
(Full title of the Plan)
PERFORMANCE FOOD GROUP COMPANY
(Name of the issuer of the securities held pursuant to the Plan)
12500 WEST CREEK PARKWAY
RICHMOND, VA 23238
(Address of principal executive office of the issuer)

Performance Food Group Company
Employee Savings and Stock Ownership Plan
Index to Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm
The Board of Directors
Performance Food Group Company
Employee Savings and Stock Ownership Plan:
We have audited the accompanying statements of assets available for benefits of the Performance Food Group Company Employee Savings and Stock Ownership Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4a — Schedule of Delinquent Participant Contributions — Year Ended December 31, 2005 and Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
           /s/ KPMG LLP
Richmond, Virginia
June 16, 2006

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Statements of Assets Available for Benefits
December 31, 2005 and 2004

	2005			2004
		401(k) and			401(k) and
	ESOP	profit sharing	Total	ESOP	profit sharing	Total
Investments (note 3):
Common stock of Performance Food Group Company, at fair value	$31,429,935	$4,681,843	$36,111,778	$43,337,260	$3,583,090	$46,920,350
Mutual funds, at fair value	4,539,450	61,259,651	65,799,101	1,932,845	59,244,684	61,177,529
Common collective trust funds, at fair value	2,854,336	48,243,314	51,097,650	2,003,346	54,200,316	56,203,662
Participant loans, at cost, which approximates fair value	—	5,651,596	5,651,596	—	5,572,883	5,572,883

Total investments	38,823,721	119,836,404	158,660,125	47,273,451	122,600,973	169,874,424

Employee contributions receivable	—	40	40	—	252,811	252,811
Employer contributions receivable	—	19	19	—	161,145	161,145
Loan payments receivable	—	—	—	—	37,502	37,502

Assets available for benefits (note 5)	$38,823,721	$119,836,463	$158,660,184	$47,273,451	$123,052,431	$170,325,882

See accompanying notes to financial statements

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Statement of Changes in Assets Available for Benefits
Year Ended December 31, 2005

		401(k) and
	ESOP	profit sharing	Total
Additions to assets attributed to:
Interest and dividend income	$—	$3,274,054	$3,274,054
Net appreciation in fair value of investments (note 3)	3,452,940	5,832,551	9,285,491
Employee contributions	—	15,932,289	15,932,289
Employer contributions	—	9,651,292	9,651,292
Rollovers from other plans	—	2,086,477	2,086,477

Total additions	3,452,940	36,776,663	40,229,603

Deductions from assets attributed to:
Benefits paid to participants	6,422,295	14,482,539	20,904,834
Transfers to other plans (note 6)	5,471,436	25,021,063	30,492,499
Fees and commissions	8,939	489,029	497,968

Total deductions	11,902,670	39,992,631	51,895,301

Decrease in assets available for benefits (note 5)	(8,449,730)	(3,215,968)	(11,665,698)
Assets available for benefits:
Beginning of year	47,273,451	123,052,431	170,325,882

End of year	$38,823,721	$119,836,463	$158,660,184

See accompanying notes to financial statements

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)  Description of the Plan
The following description of the Performance Food Group Company Employee Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions (see note 7 for various plan amendments subsequent to year-end).
(a)  General
The Plan consists of two components: an employee stock ownership plan (the ESOP component) and a defined contribution plan (the 401(k) and profit sharing component). Effective January 1, 2002, all employees who had completed 60 days of service became eligible to participate in the Plan. Entry dates into the Plan are January 1, April 1, July 1, and October 1 of each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan’s investments are held in funds administered by Wachovia Bank, N.A. (Wachovia), which acts as trustee for the 401(k), profit sharing plan and the ESOP. It is the responsibility of Wachovia to manage the assets of the Plan in accordance with the terms of the trust agreement and to make distributions from the Plan as Performance Food Group Company (the Company) may direct in writing.
Costs of plan administration may be paid by the Plan; however, certain expenses have been paid by the Company. During 2005 and 2004, the Company paid plan administrative expenses of approximately $102,988 and $120,500, respectively.
(b)  Contributions
Participants may elect to contribute from 1% to 50% of their salaries to their 401(k) savings plan accounts through payroll deductions. A participant’s maximum annual tax-deferred contribution was limited to $14,000 in 2005. This limitation is adjusted annually as provided in Internal Revenue Code (IRC) Section 415(d). Effective January 1, 2002, participants who are 50 years or older are eligible to make an additional pretax contribution, known as a catch-up contribution, which is not subject to the statutory limitations applicable to regular employee contributions. The limit for catch-up contributions in 2005 was $4,000 per participant. In 2005, the Company matched 200% of the first 1% of participant contributions, 100% of the next 1% of participant contributions, and 50% of the next 2% of participant contributions. In 2005, 25% of the first 200% of the Company’s contribution was made in common stock of the Company. In addition, the Company, at the discretion of the board of directors (the Board), may make additional contributions of cash or Company common stock to the Plan. In 2005, the Board approved and recorded a discretionary profit sharing allocation in the amount of $948,022 based on the Company’s consolidated pretax profits during the 2004 fiscal year.
Participants in the 401(k) component of the Plan currently have 12 investment options available to them with respect to how their participant and employer contributions are invested. The investment options include common collective trust funds, a money market fund, various types of mutual funds, and the Company’s common stock. Participants may direct their contributions to one or more of
(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2005 and 2004
these investment options, with the exception that participants may not direct more than 25% of their contributions to the Company’s common stock investment option.
(c)  Participant Accounts
Each participant’s account is credited with the participant’s salary reduction contribution, the Company’s matching contribution, an allocation of the profit sharing contribution, if applicable, and earnings of the Plan. At September 30, 2004, all shares of the Company’s common stock subject to the ESOP component had been allocated to participants and no new participants in the ESOP component of the Plan will be added after December 31, 2003.
Forfeitures of unvested balances are used to reduce future Company contributions for the 401(k) component of the Plan and/or pay Plan expenses (see note 1(f)). Forfeitures of unvested balances for the ESOP Plan are reallocated to participant accounts. ESOP Plan forfeitures in 2005 were $433,408.
(d)  Vesting
Each participant is fully vested in his or her salary reduction contribution account, rollover account, if any, and prior plan employee account, if any.
Vesting for the employer contribution accounts is as follows:

Vested
percentage
Years of service:
Less than 2 years	None
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%
A year of service is credited on each anniversary of a participant’s employment.
(e)  Participant Loans
Participants may borrow from their accounts amounts not less than $1,000 and not exceeding the lesser of $50,000 or 50% of their vested account balances. Loans are to be repaid through payroll deductions over a period of one to five years; however, if the loan proceeds are used to acquire a principal residence of the participant, repayment terms can be extended to 10 years. Repayments of principal and interest are credited directly to the participant’s current investment election. The interest rate charged is set at the time of the loan, fixed for the duration of the loan and is based on the prime rate in effect the day the loan was made. Loan balances due upon termination are either paid in full or will be deducted from the participant’s total distribution from the Plan.
(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(f)  Payment of Benefits
Upon termination of employment, retirement, disability, or death, participants are entitled to their vested interests in the Plan. Benefits from the 401(k) component of the Plan are paid in cash and the ESOP benefits are paid in whole shares of Company common stock or cash in accordance with provisions of the Plan. A participant may elect to receive benefits as follows: (1) a lump sum distribution, or (2) other forms of settlement approved by the Board.
Any unvested interest in the 401(k) component of the Plan is forfeited upon a termination distribution of the participant’s vested account balance or after the participant reaches a five year period of severance from the Plan and is used to reduce future employer matching contributions. Forfeitures in 2005 were $1,069,357.
(g)  Related-Party Transactions
Certain plan investments are shares of the Company’s common stock. Transactions in shares of the Company’s common stock under the 401(k) component of the Plan qualify as party-in-interest transactions. During 2005, the 401(k) component of the Plan made purchases and sales of the Company’s common stock of $10,896,197 and $4,384,571, respectively.
In August 2005, the Company purchased approximately 10.1 million shares of its common stock at an average purchase price of $29.75 per share as a result of its modified “Dutch Auction” tender offer. Of the approximately 10.1 million shares purchased, 16,815 shares were held within the Plan.
Certain plan investments are shares of common collective trust funds and mutual funds managed by Wachovia. Wachovia is the trustee of the 401(k) component of the Plan, and therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services related to the mutual funds managed by Wachovia totaled $176,589 for the year ended December 31, 2005.
(h)  ESOP Diversification
ESOP diversification is offered to all participants who are 100% vested in their balance so that they may have the opportunity to move their investment in Company common stock into investments which are more diversified.
The Company has the right to apply the following age and service requirements below if it is deemed necessary by plan sponsor management. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of his or her ESOP account. ESOP diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25% of the number of post-1986 shares allocated to his or her ESOP account, less any shares previously diversified. In the sixth year, the percentage changes to 50%.
(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(i)  Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
(2)  Summary of Significant Accounting Policies
(a)  Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. As the profit sharing contribution is discretionary and approved subsequent to year-end, it is recorded in the year the funds are allocated to the participant accounts. (See note 1(b)).
(b)  Investments
The Plan’s investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. The cost of investments sold is based on average cost. Dividends are recorded on the ex-dividend date. Interest is recorded as earned.
The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for benefits.
(c)  Fair Value of Financial Instruments
The fair values of the common stock, common collective trust funds, and mutual funds are determined by Wachovia and are based upon quoted market prices of underlying assets. Participant loans are recorded at cost, which approximates fair value.
(d)  Payment of Benefits
Benefits are recorded when paid.
(e)  Use of Estimates
The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(3)  Investments
The fair value of the following investments owned at December 31, 2005 and 2004 represented 5% or more of the Plan’s assets available for benefits:

	2005	2004
Common stock of Performance Food Group Company, 1,272,886 shares and 1,734,603 shares	$36,111,778	$46,920,350
Common collective trust fund —
Wachovia Stable Portfolio Group Trust, 603,987 and 684,330 units	44,042,548	47,990,995
Mutual funds:
Vanguard Wellington Fund, 371,663 and 374,761 units	11,279,961	11,314,034
Growth Fund of America, 406,593 and 421,239 units	12,547,460	11,533,518
Columbia Acorn Fund, 296,679 and 263,254 units	8,357,458	6,963,063
AIM Mid Cap Core Equity Fund, 279,066 and 284,001 units	7,972,918	8,133,812
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value for the year ended December 31, 2005 as follows:

Common stock of Performance Food Group Company	$3,318,418
Common collective trust funds	2,196,229
Mutual funds	3,770,844

$9,285,491

The provisions of the Plan provide that certain eligible participants in the ESOP component are permitted to diversify their investment balances and move their investment in Company common stock into other permitted investments (see note 1(h)). The ESOP component’s investment in Company common stock, not subject to the diversification provisions, is considered a nonparticipant-directed investment. The amount of the nonparticipant-directed investment in Company common stock totaled $1,792,640 and $9,936,114 at December 31, 2005 and 2004, respectively.
(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Since the changes in the components of the participant-directed and nonparticipant-directed investment in the Company’s common stock can not be separately determined, all amounts are deemed to be nonparticipant-directed. Information about the significant components of changes in the investment in the Company’s common stock held in the ESOP component of the plan is as follows:

	2005	2004
Beginning balance at fair value	$43,337,260	67,778,710
Interest	—	337
Other receipts	—	476,712
Net appreciation in fair value	2,939,897	(16,410,473)
Benefits paid to participants	(4,965,740)	(3,414,303)
Transfers to other plans	(4,309,936)	—
Fund exchanges out	(5,563,247)	(5,090,632)
Other disbursements	(8,299)	(3,091)

Ending balance at fair value	$31,429,935	43,337,260

(4)  Federal Income Taxes
The Internal Revenue Service has previously determined and informed the Company by a letter dated September 9, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since the date of the letter received from the Internal Revenue Service, nevertheless, the Company believes the Plan has operated in accordance with the applicable requirements of the IRC and is consistent with the provisions of the Plan document.
(5)  Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of assets available for benefits under the Plan per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004
Assets available for benefits per the financial statements	$158,660,184	170,325,882
Contributions receivable	(59)	(451,458)
Difference in valuation of Company common stock	28,141	50,391
Other	378	12,320

Assets available for benefits per Form 5500	$158,688,644	169,937,135

(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2005 and 2004
The following is a reconciliation of the increase in assets available for plan benefits per the financial statements for the year ended December 31, 2005 to Form 5500:

Decrease in assets available for benefits per the financial statements	$(11,665,698)
Cumulative change in contributions receivable	451,399
Cumulative change in difference in valuation of Company common stock	(22,250)
Cumulative change in other	(11,942)

Decrease in assets available for benefits per Form 5500	$(11,248,491)

(6)  Disposal of Fresh-Cut Segment
On June 28, 2005, the Company completed the sale of its fresh-cut segment to Chiquita Brands International, Inc. (the Purchaser), pursuant to the Stock Purchase Agreement (the Agreement) dated February 22, 2005. In accordance with the Agreement, the Company directed the trustee of the Plan to transfer the aggregate individual account balances of the fresh-cut segment’s employees, who were then employed by the Purchaser or its affiliates. The Plan was also amended so that unvested account balances of the fresh-cut segment’s employees vested upon closing of the sale. As a result of this sale, 166,103 shares of Company common stock were liquidated before the 401(k) accounts were transferred to the 401(k) administrator for the Purchaser. The transfer was completed on October 1, 2005, and is reflected on the Statement of Changes in Assets Available for Benefits.
(7)  Plan Amendments Subsequent to Year-End
Effective January 1, 2006, the Company amended the Plan to reflect the following changes:
(a)  Vesting
Vesting for the employer contribution accounts for any associate who is actively employed as of January 1, 2006 is as follows:

Vested
percentage
Years of service:
Less than 1 year	None
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%
Prior to the amendment, the vesting schedule reflected in note 1(d) applied.
(Continued)

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(b)  Eligibility Date & Automatic Enrollment
Any associate who begins employment on or after January 1, 2006 will be automatically enrolled as a participant in the Plan on the first day of the month following the date the employee completes 60 days of service unless an election is made otherwise. Those who are automatically enrolled will begin deferrals at a rate equal to one percent of annual pay.

Schedule I
PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2005

Description of
transactions,
including maturity
	Relationship to	date, rate of
	plan, employer,	interest, collateral,
Identity of	or other	par, or maturity	Amount on		Lost
party involved	party-in-interest	value	line 4a		earnings
* Performance Food Group Company	Plan sponsor	Employee contributions not remitted to the Plan timely	$36,615	(1)	$72	(2)

(1)	Total amount of contributions withheld from employees, but not remitted timely by the plan sponsor.

(2)	Based on Underpayment Interest Rate as defined in Section 6621(a)(2) of the Code.

*	Party-in-interest
See accompanying report of independent registered public accounting firm.

Schedule 2
PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of issuer,	Description of investment,
borrower, lessor,	including maturity date, rate of interest,	Current
or similar party	collateral, par, or maturity value	value
Common stock:
* Performance Food Group Company	Common stock (ESOP Component), 1,107,858 shares, cost $2,437,288	$31,429,935
* Performance Food Group Company	Common stock (401(k) Component), 165,028 shares	4,681,843

		36,111,778

Common collective trust funds:
* Wachovia	Stable Portfolio Group Trust, 603,987 units	44,042,548
* Wachovia	Enhanced Stock Market Fund of Wachovia, 83,093 units	7,055,102

		51,097,650

Mutual funds:
The Vanguard Group	Vanguard Wellington Fund, 371,663 units	11,279,961
Davis Funds	Davis NY Venture Fund (A shares), 234,459 units	7,901,268
Van Kampen Investments	Van Kampen Comstock, 99,609 units	1,774,031
Thornburg Investment Management	Thornburg International Value, 273,457 units	6,415,310
Evergreen Investments	Evergreen Short Duration Income Fund (Y shares), 310,137 units	4,158,599
AIM Investments	AIM Mid Cap Core Equity, 279,066 units	7,972,918
Pimco Funds	Pimco Small Cap Value, 186,578 units	5,392,096
American Funds	Growth Fund of America, 406,593 units	12,547,460
Columbia Management	Columbia Acorn TR, 296,679 units	8,357,458

		65,799,101

* Participant loans	Participant notes, having fixed interest rates ranging from 5.00% to 10.75% due within five years of inception	5,651,596

		$158,660,125

*	Party-in-interest
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Performance Food Group Company Employee Savings and Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2006	PERFORMANCE FOOD GROUP COMPANY EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
	By:	/s/ John D. Austin
John D. Austin
Senior Vice President and Chief Financial Officer

/s/ Jeffery W. Fender
Jeffery W. Fender
Vice President and Treasurer